FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 11, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 1430 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

October 10, 2005

NEWS RELEASE

CURRENT TECHNOLOGY REPORTS FURTHER MEXICO CITY EXPANSION

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation reports that its exclusive distributor for Mexico, Current Image Technology S.A. de C.V. ("CIT"), is adding a second ETG (ElectroTrichoGenesis) Treatment Device to its newly opened location  in Mexico City.  Situated in an historical building in the upscale San Angel district of the capital city, the new location complements the successful three unit flagship ETG Center located in the Polanco district.

"We are pleased to complete the purchase of a second ETG Device for San Angel", states Dr. Rosa Corzo, CIT's president.  "Although we just opened our second Mexico City location this July, client demand requires us to purchase another unit immediately."

"The fact that the San Angel location has developed so quickly is a credit to Dr. Corzo who is an excellent operator", states COO Anthony Harrison.  "It is also further evidence of the efficacy and commercial viability of our proprietary TrichoGenesis technology platform."

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company's products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway - Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com

Anchorage Capital Partners Limited

Terms of Engagement

August 2005

Anchorage Capital Partners Limited is registered in England and Wales No. 3525032 and regulated by the Financial Services Authority

ACP Anchorage Capital Partners Limited

1. Introduction

The following terms of engagement apply to all work carried out by Anchorage Capital Partners Ltd. for clients except as otherwise agreed. The expression “we”, “us” and “our” refer to Anchorage Capital Partners Ltd. and “you” and “your” refer to our client.

Our intention is to provide you with the highest quality of service, handling your instructions with professional skill, care and attention.

Certain of the sections may not immediately be relevant. Our objective, however, is to build a long-term relationship with our clients and we take the view that it is appropriate to provide you at the outset with a description of the terms on which we provide all our services.

2. Account Executive

It is important that you are kept fully informed of progress in carrying out your instructions. In addition to any specific method of communication and reporting agreed with you, the appointed ‘Account Executive’ will ensure that you have a single, senior banker who will maintain an overview of your affairs and have ultimate responsibility for ensuring that your requirements are met.

We are happy to establish a method of reporting which is specifically suited to your needs (e.g. monthly or quarterly reports, face-to-face reviews).

3. Instructions

We shall not be responsible for any failure to advise or comment on any matter which falls outside the scope of our engagement.

Advice rendered by us is provided for the purpose of the engagement to which it relates. It may not be used or relied on for any other purpose or by any person other than yourself or our appointed representative without our prior agreement.

4. Charges

Our fees are based on the various criteria to be established on a case-to-case basis. However, in the case that ACP makes a commercial introduction which results in capital being raised for our client, with or without having to forfeit any equity, or if an introduction made by ACP benefits our client, then ACP reserves the right to apply their negotiated fees (as demonstrated in the Letter of Engagement) to that portion of capital raised (in any form) through the aforementioned introduction.  Unless otherwise negotiated in our Letter of Engagement, we reserve the right to receive in perpetuity a 5% commission of the gross value of any commercial introduction we make to you during or after our engagement.

ACP Anchorage Capital Partners Limited

We are flexible in our charging approach and are happy to structure fees and compensations to fit the needs of the client with regard to a specific project or an ongoing appointment as adviser on a range of projects, for example, fixed fees, blended rates, percentage fees based on specific criteria, retainers or compensation in form of shares or warrants.  Upfront retainers are non-refundable but may often be applied against total fees earned.

Any estimate is given only as a guide to assist our clients in budgeting and should not be regarded as a firm quotation unless otherwise agreed in writing.

5. Expenses and Disbursements

In appointing us to act on your behalf, you are also authorising us, unless you instruct us to the contrary, to incur such expenses and disbursements as we consider necessary which you will be required to reimburse to us. We will consult you before incurring any significant expenses or disbursements (over £1,500).

Examples of expenses and disbursements which we may have to pay on your behalf include legal counsel and other experts, registration fees, stamp duty and special bank transaction costs. We will not mark up such disbursements when we recharge them to you.

We reserve the right to charge expenses of travel, accommodation and meals while travelling away from the office and also for postal, fax, telephone and photocopying costs incurred on your behalf.

In the event of an agreed on expense which is over £5,000, we have the right to require you to pay for the disbursement upfront or directly.

We will submit expense invoices on a monthly basis

6. Value Added Tax

Any estimates or quotations given by us are net of VAT, which will be charged as applicable on our fees and on those expenses and disbursements that are liable for VAT.

7. Payment

Payment is due upon presentation of the invoice unless we have told you in writing that a different payment date will apply. If an account is not paid on the due date, we shall be entitled to charge interest on the amount outstanding (including any expenses and VAT) at a rate equivalent to two and a half per cent above the base rate from time to time of National Westminster Bank plc.

ACP Anchorage Capital Partners Limited

If an account is overdue for payment, we reserve the right to suspend work and to retain documents and papers belonging to you and your associates, irrespective of the matter to which they relate, until all sums outstanding to us are paid.

When we receive instructions from, or on behalf of, more than one person or company to deal with any particular matter, each person or company for whom we are acting will be separately responsible for payment of the full amount of our fees and disbursements.

We also reserve the right to place any funds raised, into an escrow account before disbursing the capital to our client, in order that we are able to extract our agreed negotiated fees directly from the account.

8. Termination of the Engagement

You may withdraw from this engagement at any time by written notice to ACP unless otherwise stated in the Letter of Engagement. We may decline to deal with the specific project or cease to advise you on an ongoing basis by giving you written notice where we have reasonable grounds to do so (including failure by you or your associates to settle invoices in full on the due date or to make payments in advance when so requested).

We typically require a termination fee of £25,000 for every three months of engagement, unless otherwise stated in the Letter of Engagement.

9. Confidentiality and conflicts

All information regarding your business and affairs will be regarded as, and kept confidential during our engagement unless you instruct us to disclose information or we are compelled to disclose it by law, for example, where money laundering is suspected or other fraud or crime is involved.

An actual or potential conflict between your interests and the interests of another client of the firm may arise during the course of a matter. If this situation arises during our dealings with you, we will discuss the position with you and determine the appropriate course of action. In order to protect your interests, our professional rules may require us to stop acting for you on that matter.

10. File storage

Files and other papers relating to your matters will be stored for such time as it is stipulated by our regulator, the Financial Services Authority (FSA) or for such time as we are required by law to do so, after which we may destroy them. Such files or papers may be preserved on microfilm or by other means of image processing.

ACP Anchorage Capital Partners Limited

11. Commissions

We will account to you for any commission which we are entitled to receive on share transactions, investments and insurances effected by us on your behalf.

12. Complaints

If you have any comments or concerns about the services that we provide, or, you wish to discuss any aspect of the way in which your instructions are being handled and you do not wish to raise these with the individual Account Executive involved, please address your complaints to one of the Managing Directors or the Compliance Officer of Anchorage Capital Partners. If you are not satisfied, you have the right to complain to the Ombudsman under the terms of the FSA’s Rules and Regulations.

13. Regulation

We are regulated by the Financial Services Authority in the conduct of investment business. Where we provide services to you which are subject to such regulation, additional terms governing the provision of those services will be supplied to you separately.

14. E-mail Communications

If you have the necessary facilities we will sometimes use E-mail for communication with you unless you tell us not to. There are some specific points of which you should be aware: 1) Communications over the Internet are not completely secure. You will have to guide us as to what should not be sent over the Internet.  2) Viruses or other harmful devices may be spread over the Internet. We take reasonable precautions to prevent these problems by use of a firewall and virus checking software. If we are to communicate by E-mail, it is on the basis that you will do likewise.

15. Associates

These terms shall apply to you and your associates, which, for the purposes of these same terms, includes all companies which you control, or, if you are a company forming part of a group, all companies in that group.

16. Jurisdiction

Any dispute which this agreement may create between ACP and our client (in regards to the attached signed Letter of Engagement) shall be settled through Binding Arbitration in the United Kingdom which will have exclusive jurisdiction to settle any dispute which may arise between us. To this end, you and we irrevocably agree to abide by the decision of the Binding Arbitration and irrevocably waive any objection to any action or proceedings being brought and any claim that any such action or proceeding has been

ACP Anchorage Capital Partners Limited

brought in any inconvenient forum. Judgment through Binding Arbitration shall be conclusive and binding and may be enforced in the courts of any other jurisdiction.

17.  “Best Efforts”

Unless specifically stated in ACP’s Letter of Engagement to their client, Engagements are done on a “Best Efforts” basis, meaning that ACP does not guarantee that an engagement will be completed, but that “reasonable” time and effort will be dedicated to the engagement.

Please sign   below and initial each page to demonstrate that you have read and understand ACP’s Terms of Engagement.

________________________________________

Date:_____________

Signature

_________________________________________

Print Name

_________________________________________

Name of  Company

    35-37 Grosvenor Gardens, Suite 200, London SW1W 0BS

    (020) 7630-0722

Letter of Engagement

with

Current Technology Corp.

September 26, 2005

Mr. Robert Kramer

CEO

Current Technology Corp.

800 West Pender

Suite 1430

Vancouver, BC

Canada V6C 2V6

Dear Bob,

This letter of engagement sets out the terms and conditions in which Anchorage Capital Partners, Ltd. ("ACP") would be pleased to act for Current Technology Corp. ("CTC" or the "Company") as Corporate Finance and Investment Advisor.   Enclosed, please also find our 'Terms of Engagement' for our investment banking business.  The specific terms for this engagement are discussed below but do not define the entire scope of ACP's engagement.

1.)

Anchorage Capital Partners, Ltd. will act as sole Corporate Finance and Investment Advisor for CTC, in the preliminary due diligence, capital structure stage and during the capital raise stage.

2.)

ACP will act as an arranger and placement agent for CTC in the structuring and placing of a capital raise or financing of up to $5 million (which may be increased or decreased if mutually agreed in writing) on a 'Best Efforts' basis, as defined in our enclosed "Terms of Engagement".

3.)

ACP's fee for acting as Corporate Finance and Investment Advisor is 8% of the total value of the capital raise or capital arrangement and 8% warrant coverage of the same amount at the post money valuation of the Company (this warrant coverage represents a fixed percentage of company shares determined at the close of this capital raise).  ACP will share 50% of its "Sales" fee with any outside source of investment which is determined to be from a "Qualified Investor" by ACP.  The Sales fee for this capital raise is 4% (4% = Sales fees  and 4% = Corporate Finance fees, therefore 2% is available to an outside source).  ACP appreciates that CTC will from time to  time conduct small private placements to provide interim working capital, which falls outside of the scope of this agreement. ACP will use reasonable market efforts in arranging capital for this project.

4.)

ACP will be asked to fill one seat on the Board of Directors, upon successful execution of this engagement. This seat will only represent the investors who do not have Board representation.

5.)

ACP's fees are based on the total amount raised.  Warrant coverage is based on post money valuation and a maturity of seven (7) years.

Anchorage Capital Partners Limited is Registered in England and Wales

No. 3525032 and regulated by the Financial Services Authority

6.)

ACP will receive a non-refundable retainer of 300,000 shares of free to trade CTC stock ("CRTCF") but to be held for 40 days, upon the signing of this Letter of Engagement. The Dollar amount of the retainer will be applied against the total fees earned

7.)

The terms for this Letter of Engagement refer to the attached copy of ACP's Terms of Engagement.

8.)

Should CTC benefit from any introduction, advice or structuring strategy from ACP other than mentioned above, the aforementioned fees will remain in force.  If a straight-forward fee arrangement becomes difficult given an innovative structure/strategy which differs from the above, then the fee structure shall be based on a mutually agreed pricing model beforehand, however, if no such agreement is reached, then  the fee structure will be modeled after that set out in point No. 3 above.

9.)

ACP will treat CTC as an "Intermediate Customer" 'as set out in the FSA's conduct of business rules chapter 4.  If you have any difficulty understanding the implications of this classification, please consult your professional advisor.

10.)

ACP will receive additional compensation of 5% of gross revenue derived from any introductions to other prospective commercial partners (i.e. new customer business).  ACP will also receive 5% of gross revenue the Company receives as a result of any leasing/financing strategy which captures future revenue up-front.

11.)

ACP will have the first right of refusal to act on behalf of the Company in the next private or public debt or equity raise.

Scope of our Engagement

ACP will not be responsible for providing specialist advice (such as, for example, legal, accounting or taxation matters), and ACP will not have any liability in respect of any services or advice provided to the Company by persons other than ACP.  This agreement will be held in the legal jurisdiction of England and Wales.

Whole Agreement

This Engagement letter, together with the attached 'Terms of Engagement', constitutes the whole agreement at present between the Company and ACP relating to the proposed transaction for the purposes set out in this letter and may not be amended or modified except by mutual agreement and in writing.

Agreement of Terms

We should be grateful if you would confirm your agreement to the above and to the attached 'Terms of Engagement' by signing and returning to us the enclosed copy of this Engagement Letter and an initialed copy of the Terms of Engagement, whereupon this letter shall constitute a binding agreement between us.

Yours Faithfully

For and on behalf of

Anchorage Capital Partners, Ltd.

Thomas R. Byrne

Managing Director

Accepted by and on behalf of Current Technology Corporation. :

Signature

______________________________

Print

______________________________

Date

______________________________

Witnessed by

______________________________

Anchorage Capital Partners Limited is Registered in England and Wales

No. 3525032 and regulated by the Financial Services Authority